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                                                                  EXECUTION COPY

                           AMENDMENT NO. 4 AND WAIVER
                                       to
                AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT


         THIS AMENDMENT NO. 4 AND WAIVER entered into as of October 26, 2000 (this "Amendment"), among CMI INDUSTRIES, INC., a Delaware corporation (the "Borrower"), the financial institutions party to the Loan Agreement (as hereinafter defined) from time to time (the "Lenders") and FLEET CAPITAL CORPORATION, a Rhode Island corporation, as agent for the Lenders (the "Agent").

                             Preliminary Statement

         The Borrower, the Lenders and the Agent are parties to the Amended and Restated Loan and Security Agreement dated as of May 28, 1999, as amended by Amendment No. 1 dated as of September 30, 1999, Amendment No. 2 dated as of
May 4, 2000 and Amendment No. 3 dated as of May 31, 2000 (the "Loan Agreement"; unless otherwise defined herein, capitalized terms used herein have the meanings ascribed to them in the Loan Agreement). The Borrower has requested that the Lenders waive compliance and the effects of noncompliance by the Borrower with the financial covenants set forth in the Loan Agreement and the Lenders have agreed to grant such waivers, all upon and subject to the terms and conditions hereinafter set forth.

                             Statement of Agreement

         NOW, THEREFORE, in consideration of the Loan Agreement, the Loans made by the Lenders and outstanding thereunder, the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         Section 1. Amendment to Loan Agreement Provisions. Effective in accordance with Section 3 hereof, the Loan Agreement is hereby amended by:

         (a)      amending Appendix I to the Loan Agreement by:

                  (i) amending the definition "Borrowing Base" by redesignating subsection (e) as subsection (f) and adding a new subsection (e) to read as follows:

                           (e)      $10,000,000, less

                  (ii) amending the definition "Revolving Credit Facility" in its entirety to read as follows:
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                           "Revolving Credit Facility" means $28,000,000.

                  (iii) amending the definition "Revolving Facility Amount" in its entirety to read as follows:

                           "Revolving Facility Amount" means the Revolving
                  Credit Facility, as reduced pursuant to the provisions of Sections 2.6 and 2.7 of the Agreement, less the sum of (a) the Stated Amount of any outstanding Letter of Credit from time to time and the amount of any unreimbursed Drawing under any Letters of Credit and (without duplication) unreimbursed payments under any related LC Supports, (b) the Interest Rate Exposure Reserve, (c) the Swap Reserve and (d) $10,000,000.

                  (iii) adding thereto the following new definitions in the appropriate alphabetical order:

                           "Asset Disposition" means the sale, lease, transfer
                  or other disposition of any asset of the Borrower or any Subsidiary of the Borrower, other than sales of real estate upon which the Borrower or such Subsidiary does not engage in manufacturing, Inventory in the ordinary course of business and the disposition of worn-out and obsolete Equipment and Inventory no longer useful in the Borrower's or such Subsidiary's business, as the case may be, consistent with past practices of the Borrower or such Subsidiary.

                           "Net Proceeds" means proceeds received by the
                  Borrower in cash from any Asset Disposition (including, without limitation, payments as received under notes or other debt securities delivered in connection with any Asset Disposition), net of: (a) the transaction costs of such sale, lease, transfer or other disposition; (b) any tax liability arising from such transactions; and (c) amounts applied to repayment of Indebtedness for Money Borrowed (other than the Secured Obligations) secured by a Lien on the asset or property disposed of.

                  (b) amending Article II. Revolving Credit Facility by adding at the end thereof a new Section 2.7 to read as follows:

                  Section 2.7 Mandatory Prepayment and Reduction of Revolving Credit Facility. Immediately upon receipt by the Borrower or any of its Subsidiaries of the Net Proceeds of any Asset Disposition (other than the Borrower's sale on or about October 26, 2000 of certain assets of its Chatham Manufacturing Division and its interest in Chatham & Borgstena, Inc. to Borgstena Textile North America, Inc.), the Borrower shall pay to the Agent an amount equal to such Net Proceeds for application to the prepayment of the


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         Revolving Credit Loans (and the Revolving Credit Facility shall be permanently reduced dollar-for-dollar by the amount of any such prepayment of Revolving Credit Loans). Prepayments shall be first applied to Base Rate Loans to the extent thereof and then to Eurodollar Rate Loans and any payments received which would otherwise result in prepayment of such Eurodollar Rate Loans prior to the end of the Interest Period applicable thereto may, upon the request of the Borrower, in the absence of an Event of Default, be deposited in a Cash Collateral Account, with any excess after prepayment in full of the Revolving Credit Loans to be deposited with the Agent to be held as cash Collateral for the Secured Obligations and after the Termination Date, to be applied to any of the Secured Obligations in such manner as the Agent shall determine in its sole discretion. The Borrower shall deliver to the Agent, together with each prepayment made pursuant to this Section, a certificate of the chief financial officer of the Borrower setting forth the amount of such prepayment and certifying that such amount was computed in accordance with the provisions of this Agreement, and having attached thereto the supporting calculations, in reasonable detail.

         (c) amending subsection (a) of Section 4.3 Commitment, Agency and Letter of Credit Fees by deleting the first sentence appearing therein and substituting therefor the following new sentence to read as follows:

                  The Borrower shall pay to the Agent, for the account of the Lenders, an unused commitment fee (the "Unused Commitment Fee") at an initial rate per annum equal to one-quarter of one percent (1/4%), as subsequently adjusted on each Margin Adjustment Date in accordance with the provisions of the definition "Applicable Margin," on the average unused portion of the Revolving Credit Facility (excluding the $10,000,000 reserve against the Revolving Credit Facility established by the Lenders pursuant to Amendment No. 4 and Waiver dated as of October 26, 2000 with respect to this Agreement).

         (d) amending subsection (a) of Section 8.11 Information and Reports in its entirety to read as follows:

                  (a) Schedule of Receivables. The Borrower shall deliver to the Agent and the Lenders no later than Wednesday of each week and by the 15th Business Day after the end of each Fiscal Month a Schedule of Receivables which

                           (i) shall be as of the last Business Day of the immediately preceding week or such Fiscal Month, as the case may be,

                           (ii) in the case of any Schedule of Receivables prepared as of the last Business Day of a Fiscal Month, shall be reconciled to the Borrowing Base Certificate as of such last Business Day,


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                           (iii)    shall set forth a detailed report for such
                  week or Fiscal Month, as the case may be, specifying the balance due on each Account Debtor's account, the aging of each Account Debtor's account and the amount of any rebate owed to that Account Debtor in the ordinary course of the Borrower's business.

         (e) deleting in its entirety subsection (d) (Minimum Availability) of Section 11.1 Financial Covenants.

         (f) amending subsection (b) of Section 11.8 Merger, Consolidation and Disposition of Assets in its entirety to read as follow:

                  (b) Sell, lease or transfer or otherwise dispose of or permit any Restricted Subsidiary to sell, lease, transfer or otherwise dispose of assets (other than real estate upon which the Borrower or such Restricted Subsidiary does not engage in manufacturing, the Laurens FILOT, sales or other dispositions of Collateral in accordance with Section 8.7(a) hereof or other dispositions of obsolete assets, or the sale or other disposition of other assets which are replaced in the ordinary course of business).

         Section 2. Waiver. Subject to Section 3 hereof, the Lenders hereby waive compliance and the effect of noncompliance by the Borrower with the provisions of Sections 11.1(a), (b), (c) and (d) of the Loan Agreement as of and for the Fiscal Quarter ended September 30, 2000.

         Section 3. Conditions to Effectiveness of Amendment. SECTIONS 1 and 2 of this Amendment shall become effective as of the date hereof on the date (the "Amendment Effective Date") on which the Agent receives the following, each in form and substance satisfactory to the Agent and in sufficient copies for each Lender:

         (a) counterparts of this Amendment, duly executed and delivered by the Borrower and the Lenders;

         (b) a certificate of the secretary or assistant secretary of the Borrower having attached thereto the articles or certificate of incorporation and bylaws of the Borrower as in effect on the Amendment Effective Date (or containing the certification of such secretary or assistant secretary that no amendment or modification of such articles or certificate or bylaws has become effective since the last date on which such documents were delivered to the Lenders pursuant to the Loan Agreement), all corporate action, including shareholder's approval, if necessary, taken by the Borrower and/or its shareholders to authorize the execution, delivery and performance of this Amendment, and to the further effect that the incumbency certificate delivered in connection with the occurrence of the Effective Date remains in effect, unchanged;


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         (c)      a certificate of the president or chief financial officer of the Borrower stating that, to the best of his knowledge and based on an examination sufficient to enable him to make an informed statement, after giving effect to the Amendment,

                  (i) all of the representations and warranties made or deemed to be made under the Loan Agreement are true and correct in all material respects on and as of the Amendment Effective Date, and

                  (ii)     no Default or Event of Default exists

         and the Agent shall be satisfied as to the truth and accuracy thereof; and

         (d) such other documents and instruments as the Agent or any Lender may reasonably request.

         Section 4. Effect of Amendment. Upon and after the effectiveness of this Amendment as provided in SECTION 2 hereof, all references to the Loan Agreement in the Loan Agreement or in any other Loan Document shall mean the Loan Agreement as amended by this Amendment. Except as expressly provided in this Amendment, the execution and delivery of this Amendment does not, and will not, amend, modify or supplement any provision of or constitute a consent to or a waiver of any noncompliance with the provisions of the Loan Agreement and, except as specifically provided in this Amendment, the Loan Agreement shall remain in full force and effect.

         Section 5. Representations and Warranties. The Borrower hereby represents and warrants that the Borrower has the right and power and has taken all necessary action to authorize it to execute, deliver and perform this Amendment in accordance with its terms and this Amendment has been duly executed and delivered by a duly authorized officer of the Borrower and is a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

         Section 6.        General Provisions.

         (a) Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of Georgia, without giving effect to the conflict of laws principles thereof.

         (b) Counterpart Execution. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same agreement.


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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers in several counterparts as of the date first above written.


                                        CMI INDUSTRIES, INC.


                                        By: /s/ James A. Ovenden
                                            -----------------------------------
                                        Name: James A. Ovenden
                                        Title: CFO & EVP


                                        FLEET CAPITAL CORPORATION, as the
                                        Agent and a Lender


                                        By: /s/ Roland J. Robinson
                                            -----------------------------------
                                            Roland J. Robinson
                                            Senior Vice President


                                        BANK OF AMERICA, N.A., as a Lender


                                        By: /s/ David H. Dinkins
                                            -----------------------------------
                                        Name: David H. Dinkins
                                        Title: Principal


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